Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated August 23, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
3PAR INC.
at
$18.00 Net Per Share
by
DELL TRINITY HOLDINGS CORP.
an indirect, wholly-owned subsidiary of
DELL INC.

Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), is offering to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), at a purchase price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2010 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 20, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 15, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and 3PAR. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into 3PAR (the “Merger”) with 3PAR continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Dell, the Purchaser or 3PAR, or by any direct or indirect wholly-owned subsidiaries of Dell, the Purchaser or 3PAR, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes upon the surrender of the certificate representing such Share. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The 3PAR Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors unanimously recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and receipt of requisite regulatory approvals under the antitrust laws of Austria and Ukraine and (iii) other customary conditions (as described in the Offer to Purchase. The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by Dell and the Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within ninety (90) days following the then scheduled expiration of the Offer in accordance with the terms and conditions thereof (other than the Top-Up Option (as defined below).

3PAR has granted Dell the option to purchase from 3PAR subject to the terms and conditions thereof the number of authorized and unissued Shares equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Dell and/or the Purchaser at the time of such exercise, will constitute one-hundred (100) Shares more than 90% of the Shares outstanding, assuming the issuance of all Shares that are issuable within ten (10) business days after the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, at a price per share equal to the Offer Price. This option is to enable Dell to effect the Merger as a short-form merger under Delaware law without a vote or any further action by the stockholders of 3PAR. This option is referred to as the “Top-Up Option” and the Shares Dell or the Purchaser may purchase under the Top-Up Option are referred to as the “Top-Up Option Shares.”

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, September 20, 2010, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that: (i) Dell and the Purchaser will extend the Offer for any period required by any law, or any rule or regulation of the United States Securities and Exchange Commission or the New York Stock Exchange, in any such case which is applicable to the Offer; (ii) in the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions described in the Offer to Purchase, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, Dell and the Purchaser will extend the Offer for successive extension periods of up to ten (10) business days each (or any longer period as may be approved in advance by 3PAR) in order to permit the satisfaction of all of the conditions to the Offer; and (iii) in the event that 3PAR has delivered a Recommendation Change Notice or a Superior Proposal Notice (each as defined in the Offer to Purchase) Dell and the Purchaser will extend the Offer until the expiration of the three (3) business day period following such delivery of such Recommendation Change Notice or Superior Proposal Notice. However, Dell and the Purchaser will not extend the Offer if the Merger Agreement is terminated pursuant to its terms or if prohibited by law.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

In addition, Dell and the Purchaser have agreed in the Merger Agreement that if the Shares Dell and the Purchaser acquire in the Offer (together with Shares owned of record by Dell and the Purchaser and assuming exercise in full of the Top-Up Option) represent less than 90% of the then-outstanding Shares, Dell and the Purchaser may provide for a subsequent offering period of not less than three (3) and up to twenty (20) business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer.

Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price for such Shares with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after October 22, 2010, unless the Purchaser has already accepted them for payment; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

3PAR provided the Purchaser with 3PAR’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other documents related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other documents related to the Offer will be mailed to record holders of Shares whose names appear on 3PAR’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The receipt of cash by a Non-U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger may be exempt from U.S. federal income tax but may be taxable in the Non-U.S. jurisdiction. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. This announcement was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws and was written to support the promotion or marketing of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 769-4414
Email: 3Par@dfking.com

The Depositary for the Offer is:

BNY MELLON SHAREOWNER SERVICES

If delivering by mail:	By Overnight Courier:	If delivering by hand or courier:
BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

By Facsimile Transmission:

(For Eligible Institutions Only)
(201) 680-4626

To Confirm Facsimile Transmissions:

(201) 680-4860
(For Confirmation Only)

August 23, 2010